

2025

ANNUAL REPORT

Innovation with Impact – Innovation with Integrity

Dear Fellow Bruker Shareholders,

The year 2025 was an important transition year in Bruker's transformation, as we continued to develop our differentiated portfolio for leadership in the post-genomic era, expanding our Project Accelerate high-growth and higher-margin initiatives, in order to create sustainable long-term value for all of our stakeholders.

Despite a challenging macroeconomic and academic end-market backdrop in 2025, accompanied by headwinds from new tariffs and a steep decline of the USD, we strengthened our leadership positions in post-genomic solutions for disease biology research and drug discovery, including in proteomics/multiomics and in spatial biology, which are key pillars of our strategy.



We also invested in novel opportunities in clinical microbiology and molecular diagnostics, as well as in AI-lab automation, software and digitalization, while increasing revenue contributions from service, software, consumables, and other recurring revenue streams. Importantly, we also started and expanded major cost-out initiatives to enable a rebound in margins and profitability, and over time drive towards EBITDA margins in the mid-20% range with an above-market organic revenue growth profile – which was challenged in 2025. In 2025, we delivered revenues of $3.44 billion, up 2.1% year over year, supported by the integration of recent acquisitions, and solid growth in service and diagnostics revenues. Even in a difficult operating environment — with disruptions in U.S. academic and government funding, tariff and foreign exchange pressure, weaker demand in China, and delayed capital spending in biopharma and industrial research — we continued to invest in the areas most important to Bruker's long-term success.

Alongside the integration of our 2024 acquisitions, we improved productivity throughout the business to support future margin expansion. The unprecedented scale, portfolio breadth, and strategic positioning leaves Bruker prepared to deliver resilient, high-quality growth, supported by key innovations with impact, more recurring revenue and installed-base leverage with strong margin profiles.

Expanding our Dual Project Accelerate 3.0 and Operational Excellence Strategy

Project Accelerate 3.0 (PA3) evolves our focus from high-value research instrumentation towards next-generation workflow solutions for post-genomic disease research and drug discovery, and *PA3* also expands our positions in clinical microbiology and molecular diagnostics, as well as in automated digital and AI-ready laboratories, and adjacent analytical workflows that leverage our core high-performance measurement instruments portfolio. This PA3 evolution and expansion is designed to re-accelerate our organic revenue growth, while supporting stronger margins and greater earnings resilience over time.

Our major acquisitions in 2024 are central to this expansion: ELITech adds molecular diagnostics capabilities that complement our microbiology franchise and supports consumables pull-through and recurring testing revenue. Chemspeed expands our presence in R&D and QC laboratory automation, where software-enabled workflows can increase customer stickiness and improve revenue predictability. NanoString is the central pillar of our strategic spatial biology initiative.

In 2025, we advanced our leadership in post-genomic discovery with launches such as *CosMx* Whole Human Transcriptome in spatial biology, and *timsOmni*-enabled Functional Proteomics 2.0, expanding our crucial role in post-genomic disease biology research, translational studies, and drug discovery.

Together, these additions strengthen Bruker's position across research, diagnostics, and quality control, while at the same time increasing our ability to serve customers through integrated solutions.

The Next Phase of Bruker's Evolution

As we move forward, we expect the mix shift towards Project Accelerate 3.0 areas to support margin progression and earnings growth. Bruker is shaping its portfolio not only for scientific research market relevance, but also for greater resilience and improved profitability. Innovation with impact and integrity remains the lifeblood of Bruker, while productivity investments, operational excellence, and annualized cost reductions greater than $120 million support our focus on rapid margin expansion and profitability growth in 2026 and beyond.

I am looking forward to providing updates on our progress in this next phase of our portfolio transformation and organizational evolution.

Sincerely,

Frank H. Laukien
Chairman, President & CEO
Bruker Corporation



BRUKER CORPORATION
ANNUAL REPORT